Exhibit 21.01

List of Subsidiaries

Name	Percentage
1. eRoomSystem Services, Inc., a Nevada corporation	100%
2. eRoomSystem SPE, Inc., a Nevada corporation	100%
3. RSi BRE, Inc., a Nevada corporation	100%